EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2010	March 31, 2009
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	1,301,183,192	1,344,289,642
Add - incremental shares under stock-based compensation plans	18,654,457	4,067,749
Add - incremental shares associated with contingently issuable shares	1,794,631	1,155,450
Number of shares on which diluted earnings per share is calculated	1,321,632,281	1,349,512,841

Net income on which basic earnings per share is calculated (millions)	$2,601	$2,295

Less - net income applicable to contingently issuable shares (millions)	—	—

Net income on which diluted earnings per share is calculated (millions)	$2,601	$2,295

Earnings per share of common stock:

Assuming dilution	$1.97	$1.70

Basic	$2.00	$1.71

Stock options to purchase 73,998 shares and 92,354,000 shares were outstanding as of March 31, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price during the respective periods was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

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